UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                NOVEMBER 24, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 7 August 2009 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.4 billion in the period from 10 August 2009 to 18 December 2009.

Since the announcement as of 16 November 2009, the following transactions have been made under the programme:

                            NUMBER OF SHARES     AVERAGE PURCHASE    TRANSACTION
                                                            PRICE     VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                       5,464,099                       1,746,802,641
16 November 2009                      70,000           328.7680       23,013,760
17 November 2009                      61,500           327.3010       20,129,012
18 November 2009                      70,000           329.2998       23,050,986
19 November 2009                      68,000           329.5300       22,408,040
20 November 2009                      60,000           330.7910       19,847,460
ACCUMULATED UNDER THE
PROGRAMME                          5,793,599                       1,855,251,898

With the transactions stated above, Novo Nordisk owns a total of 30,509,977 treasury shares, corresponding to 4.9% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 29,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                 Investors:

Elin K Hansen                          Mads Veggerby Lausten
Tel: (+45) 4442 3450                   Tel: (+45) 4443 7919
ekh@novonordisk.com                    mlau@novonordisk.com

                                       Kasper Roseeuw Poulsen
                                       Tel: (+45) 4442 4471
                                       krop@novonordisk.com

In North America:                      In North America:
Sean Clements                          Hans Rommer
Tel: (+1) 609 514 8316                 Tel: (+1) 609 919 7937
secl@novonordisk.com                   hrmm@novonordisk.com

Company Announcement no 69 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: NOVEMBER 24, 2009                       NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer